POWERNOVA TECHNOLOGIES CORPORATION

#1010, 207 West Hastings Street

Vancouver, BC

V6B 1H7

FORM OF PROXY

Annual and Special Meeting of Shareholders

November 24, 2010

The undersigned shareholder of PowerNova Technologies Corporation (the “Company”) appoints Stuart Lew, CEO, or instead of him, Chris Tay, CFO, or instead of either of the foregoing, __________________________________________, as proxyholder of the undersigned, with full power of substitution, to attend and vote on behalf of the undersigned at the  annual and special meeting of the shareholders (the “Meeting”), to be held on November 24, 2010, and at any adjournment, and on every ballot that may take place to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the proxyholder’s discretion, except as otherwise specified below.

Without limiting the general powers hereby conferred, the undersigned hereby directs the proxyholder to vote the shares represented by this proxy in the following manner:

1.

To fix the number of directors at five (5).

FOR

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AGAINST

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2.

To elect the following persons as directors:

Dr. Avtandil Koridze

FOR

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WITHHOLD VOTE

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Stuart Lew

FOR

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WITHHOLD VOTE

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Chris Tay

FOR

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WITHHOLD VOTE

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Hans Christian Behm

FOR

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WITHHOLD VOTE

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John Patrick Nicol

FOR

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WITHHOLD VOTE

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3.

To appoint James Stafford, Inc., Chartered Accountants, as auditors for the ensuing year.

FOR

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WITHHOLD VOTE

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4.

To authorize the directors to fix the remuneration to be paid to the auditor of the Company.

FOR

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AGAINST

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5.

To re-approve the Stock Option Plan.

FOR

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AGAINST

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6.

To increase authorized share capital to an unlimited number of common shares.

FOR

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AGAINST

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7.

To grant the proxyholder authority to vote at his/her discretion on any amendment to the previous resolutions, or any other matters which may properly come before the Meeting.

FOR

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AGAINST

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THIS INSTRUMENT OF PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF THE COMPANY.  THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AND, WHERE THE SHAREHOLDER HAS SPECIFIED A CHOICE WITH RESPECT TO THE ABOVE MATTERS, WILL BE VOTED AS DIRECTED, OR IF NO DIRECTION IS GIVEN, WILL BE VOTED IN FAVOUR OF THE ABOVE MATTERS.  EACH SHAREHOLDER HAS THE RIGHT TO APPOINT A PROXYHOLDER, OTHER THAN THE PERSONS DESIGNATED ABOVE, WHO NEED NOT BE A SHAREHOLDER, TO ATTEND AND TO ACT ON HIS BEHALF AT THE MEETING.  TO EXERCISE SUCH RIGHT, THE NAME OF THE NOMINEE OF MANAGEMENT SHOULD BE CROSSED OUT AND THE NAME OF THE SHAREHOLDER’S APPOINTEE SHOULD BE PRINTED IN THE BLANK SPACE PROVIDED.

The undersigned hereby revokes any proxies heretofore given.

DATED this _____________day of ________________, 2010.

(Signature of Shareholder)

Name of Shareholder  (please print)

(Number of Shares Voted)

NOTES:

1.

This proxy is solicited by Management of the Company.

2.

This form of proxy must be dated and executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney duly authorized. A copy of such authorization should accompany this form of proxy. Persons signing as executors, administrators, trustees, etc. should so indicate. If this form of proxy is undated, it will be deemed to bear the date on which it was mailed to the shareholder by the Company.

3.

This proxy will not be valid and not be acted upon or voted unless it is completed as outlined and delivered to Equity Financial Trust Company, 200 University Avenue, Suite 400, Toronto, ON, M5H 4H1, not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the time set for the holding of the Meeting or any adjournment.  The proxy may also be sent by fax to 416-595-9593.

4.

A proxy is valid only at the meeting in respect of which it is given or any adjournment of that meeting provided, however, that the Chairman of the Meeting may in his discretion accept proxies received after this time up to and including the time of the Meeting or any adjournment thereof.